Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“CRIC Bull-Bear Note”	Preliminary Terms and Conditions June 4, 2008

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via single basket simultaneous long and short positions in the Canadian dollar (CAD), Russian ruble (RUB), Indian rupee (INR) and Chinese renminbi (CNY) (collectively, the “Reference Currencies”), relative to the U.S. dollar (USD).  If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have appreciated in aggregate relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of the Upside Leverage (a minimum of 100%) and the Basket Return.  If, as of the Valuation Date, the Basket Return is less than zero (that is, if the Reference Currencies have depreciated in aggregate relative to the USD on the Valuation Date), then the investor will receive at maturity the principal amount of the notes multiplied by the product of the Downside Return Rate (a minimum of 80%) and the absolute value of the Basket Return (that is, negative one times the Basket Return).  Furthermore, if the Basket Return is exactly equal to zero on the Valuation Date (that is, the Reference Currencies have neither appreciated nor depreciated in aggregate relative to the USD on the Valuation Date), the investor will receive at maturity only the repayment of the principal invested, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A, AA–)(1)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[June 25], 2008
Issue Date	[June 30], 2008
Valuation Date

[June 27], 2011; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[June 30], 2011

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A by Standard & Poor’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Reference Currencies	Canadian dollar (CAD), Russian ruble (RUB), Indian rupee (INR) and Chinese renminbi (CNY)
Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per one USD.
Upside Leverage	A minimum of 100%
Downside Return Rate	A minimum of 80%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any.
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	Upside Leverage × Basket Return		If the Basket return is greater than zero

	Downside Return Rate × (–1 × Basket Return)		If the Basket return is less than or equal to zero

provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies.
Weighted Currency Returns	For each Reference Currency:

	Weighting × {	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:

	Reference Currency	Weighting	Initial Reference Currency Rates
	CAD	25%	[TBD]
	RUB	25%	[TBD]
	INR	25%	[TBD]
	CNY	25%	[TBD]

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency on the Trade Date, determined in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:

	Reference Currency	Screen Reference	Valuation Business Day
	CAD	USDCADFIXM=WM* (as substitute for 1FED)	London
	RUB	EMTA	Moscow
	INR	RBIB	Mumbai
	CNY	SAEC	Beijing

* As observed at approximately 4:00 p.m., London time.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction; or (y) for CAD only, the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0GF82

CUSIP: 5252M0GF8
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$[30.00]	$[970.00]
Total

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $30.00 per $1,000 principal amount, or of up to 3.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [    ]%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending May 29, 2005, through the week ending June 1, 2008, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates presented in the following charts are expressed as the amount of USD per one unit of Reference Currency to show the appreciation or depreciation, as the case may be, of the U.S. dollar relative to the Reference Currency (and are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the number of units of Reference Currency per one USD). The historical data on each Reference Currency relative to the USD is not necessarily indicative of the future performance of such Reference Currency, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending May 29, 2005, through the week ending June 1, 2008, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on June 1, 2008, based upon the Reference Exchange Rates determined on that day. Under the terms of the notes and for purposes of calculating the Redemption Amount, the Basket Return will be indexed to 0.0 on the Trade Date based on the Initial Reference Currency Rates.   The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per one USD.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios for the Additional Amounts payable if the Basket Return is greater or less than zero, based on hypothetical values for the Upside Leverage (100%), the Downside Return Rate (80%) and the Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: CAD, RUB, INR and CNY each appreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of 0.0800 (8.0%).  Because the Basket Return is greater than zero, the Additional Amount is equal to 8.0% ($80.00 per $1,000 note), and the Redemption Amount is equal to 108.0%, times the principal amount of the notes.

Because the Basket Return is 0.0800, the Redemption Amount payable at maturity is equal to $1,080.00 per $1,000 note (reflecting an Additional Amount of $80.00 per $1,000 note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 × 100% × 0.0800) = $1,080.00

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Hypothetical Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
CAD	1.0066	0.9361	25%	0.0175
RUB	23.7998	21.8958	25%	0.0200
INR	42.51	37.83	25%	0.0275
CNY	6.9253	6.5098	25%	0.0150

		Basket Return =		0.0800

Example 2: CAD, RUB, INR and CNY each depreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of –0.0496 (–4.96%).  Because the Basket Return is less than zero, the Additional Amount is equal to 3.968% ($39.68 per $1,000 note), and the Redemption Amount is equal to 103.968%, times the principal amount of the notes.

Because the Basket Return is –0.0496, the Redemption Amount payable at maturity is equal to $1,039.68 per $1,000 note (reflecting an Additional Amount of $39.68 per $1,000 note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 × 80% × [ –1 × –0.0496] ) = $1,039.68

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Hypothetical Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
CAD	1.0066	1.0489	25%	–0.0105
RUB	23.7998	24.2996	25%	–0.0053
INR	42.51	44.89	25%	–0.0140
CNY	6.9253	7.4724	25%	–0.0198

		Basket Return =		0.0496

Example 3: CAD and RUB each appreciate relative to their respective Initial Reference Currency Rates, while INR and CNY each depreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of 0.0313 (3.13%).  Because the Basket Return is greater than zero, the Additional Amount is equal to 3.13% ($31.30 per $1,000 note), and the Redemption Amount is equal to 103.13%, times the principal amount of the notes.

Because the Basket Return is 0.0313, the Redemption Amount payable at maturity is equal to $1,031.30 per $1,000 note (reflecting an Additional Amount of $31.30 per $1,000 note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 × 100% × 0.0313) = $1,031.30

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Hypothetical Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
CAD	1.0066	0.9039	25%	0.0255
RUB	23.7998	21.8006	25%	0.0210
INR	42.51	43.53	25%	–0.0060
CNY	6.9253	7.1815	25%	–0.0092

		Basket Return =		0.0313

Example 4: CAD and INR each depreciate relative to their respective Initial Reference Currency Rates, while RUB and CNY each appreciate relative to their respective Initial Reference Currency Rates, resulting in a Basket Return of –0.0264
(–2.64%).  Because the Basket Return is less than zero, the Additional Amount is equal to 2.112% ($21.12 per $1,000 note), and the Redemption Amount is equal to 102.112%, times the principal amount of the notes.

Because the Basket Return is –0.0264, the Redemption Amount payable at maturity is equal to $1,021.12 per $1,000 note (reflecting an Additional Amount of $21.12 per $1,000 note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 × 80% × [ –1 × –0.0264] ) = $1,021.12

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Hypothetical Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
CAD	1.0066	1.1505	25%	–0.0357
RUB	23.7998	23.0382	25%	0.0080
INR	42.51	49.01	25%	–0.0382
CNY	6.9253	5.8311	25%	0.0395

		Basket Return =		–0.0264